Exhibit 99.2

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 DECEMBER 2016

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

	Note	31 December	30 June
ASSETS		2016	2016
Current		$	$
Cash		3,137	1,290
Receivables		1,238	1,278
Prepaid expenses and deposits		3,349	3,349
		7,724	5,917
Non-current assets
Property, plant and equipment		1,096	1,461
		8,820	7,378

LIABILITIES
Current
Accounts payable and accrued liabilities	6	894,089	751,783
Loans from related parties	6	91,500	71,500
Convertible debt	4	487,699	465,014
		1,473,288	1,288,297
DEFICIENCY
Share capital	5	16,201,630	16,201,630
Conversion rights reserve		92,966	92,966
Share-based payment and other reserve	5	9,927,687	9,927,687
Deficit		(27,686,751)	(27,503,202)
		(1,464,468)	(1,280,919)
		8,820	7,378

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 9)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		31 December	31 December	31 December	31 December
	Note	2016	2015	2016	2015
NET LOSS FOR THE PERIOD		$	$	$	$
Depreciation		183	365	365	730
Interest and bank charges	4	11,491	11,825	23,310	23,682
Management and consulting fees	6	72,581	73,009	146,863	146,765
Office and investor relations		7,138	12,742	11,872	20,429
Professional fees		-	10,838	-	22,565
Rent, maintenance and utilities		1,108	1,060	2,259	2,256
Share-based payments	5	-	26,200	-	26,200
Travel and accommodation		1,430	3,346	1,430	3,434
Loss before the undernoted		(93,931)	(139,385)	(186,099)	(246,061)
Other income (expenses)
Interest and foreign exchange		1,840	1,493	2,550	4,635
Net loss and comprehensive loss for the period		(92,091)	(137,892)	(183,549)	(241,426)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares		123,015,381	123,015,381	123,015,381	123,015,381

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CASH FLOW

		For the Six	For the Six
		Months Ended	Months Ended
Cash Resources Provided By (Used In)	Note	31 December	31 December
		2016	2015
Operating Activities		$	$
Loss for the period		(183,549)	(241,426)
Items not affecting cash
Depreciation		365	730
Interest on convertible debt	4	22,685	22,685
Share-based payments	5	-	26,200
Changes in non-cash working capital
Receivables		40	(470)
Prepaid expenses and deposits		-	1,120
Accounts payable and accrued liabilities		142,306	147,157
		(18,153)	(44,004)
Financing Activities
Proceeds from loans from related parties	6	20,000	41,500
		20,000	41,500
Change in cash		1,847	(2,504)
Cash Position – Beginning of Period		1,290	4,015
Cash Position – End of Period		3,137	1,511

Supplemental cash flow information (Note 7)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

				Share-Based
				Payment and	Conversion
				Other	Rights
		Share Capital		Reserve	Reserve	Deficit	Total
	Note	Number	Amount $	$	$	$	$
Balance on 30 June 2015		123,015,381	16,201,630	9,901,487	92,966	(27,029,913)	(833,830)
Incentive warrants	5	-	-	26,200	-	-	26,200
Loss for the period		-	-	-	-	(473,289)	(473,289)
Balance on 31 December 2015		123,015,381	16,201,630	9,927,687	92,966	(27,503,202)	(1,280,919)

Balance on 30 June 2016		123,015,381	16,201,630	9,927,687	92,966	(27,503,202)	(1,280,919)
Loss for the period		-	-	-	-	(183,549)	(183,549)
Balance on 31 December 2016		123,015,381	16,201,630	9,927,687	92,966	(27,686,751)	(1,464,468)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2016

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties but has begun diversifying its business into a broader range upstream and downstream oil and gas activities. These include new small-scale, distributed oil refineries and gas-turbine power plant developments fully integrated with smaller and stranded oil and gas production in underserved local markets.

As at 23 June 2017, the Company had completed the audits, financial reports, and made all of the regulatory filings to remedy and cure a cease trade order issued on 4 November 2015 by the British Columbia Securities Commission ("BCSC"). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal year ended 30 June 2015. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 30 June 2015, the Company must also prepare and file the same for the year ended 30 June 2016, plus the six interim quarterly financial reports for the three fiscal quarters ended 31 March 2016 and the three quarters ended 31 March 2017. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 24 May 2017 and this Fiscal 2016 report on 21 June 2017. Three of the six delinquent interim reports for the three quarters ended 31 March 2016 were completed and filed on 20 June 2017.

The remaining interim reports for the three quarters ended 31 March 2017 were completed and filed on 23 June 2017. These last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately apply to the BCSC for a revocation order.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common shares in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited financial statements for the last fiscal year ended 30 June 2016, which were also prepared in accordance with the same methods of application and include all of the Company’s accounting policies and other required disclosures.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 23 June 2017.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2016

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except where otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2016.

4.	Convertible Debt

Total
$
Balance on 30 June 2015	419,890
Interest	45,124

Balance on 30 June 2016	465,014
Interest	22,685

Balance on 31 December 2016	487,699

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. As additional consideration, the Company also issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder.

The Company has since entered into multiple arrangements with the note holder for amendment of the terms of the convertible promissory note and the additional consideration warrants. As at 31 December 2016, the promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share. The additional consideration warrants were exercisable at $0.05 per common share and expired on 31 December 2015 without being exercised.

The maturity date of the convertible promissory note was 30 September 2014 and therefore the note is in default as of the date of these Interim Financial Statements.

5.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

There were no common or preferred share issued during the six months ended 31 December 2016 and 2015.

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2016

maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

There are no incentive stock options outstanding as at 31 December 2016.

Warrants

A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2015	9,462,500	0.05
Issued	2,000,000	0.01
Expired	(8,912,500)	0.05
Outstanding on 30 June 2016	2,550,000	0.03
Expired	(550,000)	0.10
Outstanding on 31 December 2016	2,000,000	0.01

As an incentive for the $10,000 loan from a director (Note 6), the Company issued on 13 October 2015 to the director, 2,000,000 share purchase warrants with an exercise price of $0.01 per share and expiry date of 31 December 2017. The Company calculated the fair value of these warrants to be $26,200 which was charged to the statement of loss as share-based payments.

The fair value of the warrants issued was estimated using the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	Nil
Expected stock price volatility	86%
Risk-free interest rate	0.64%
Expected life of warrants (years)	2.22

A summary of the Company’s warrants outstanding on 31 December 2016:

Number of Shares	Price Per Share	Expiry Date
2,000,000	$0.01	31 December 2017
2,000,000

6.	Related Party Transactions

As at 31 December 2016, $747,083 (30 June 2016 - $616,967) was payable to officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured, non-interest bearing with no specific terms for repayment.

During the three and six months ended 31 December 2016, the Company paid or accrued salary, fees, or other compensation to officers of the Company in the amount of $69,324 and $138,647, respectively (2015 - $71,172 and $143,222, respectively).

During the six months ended 31 December 2016, a director of the Company loaned $20,000 to the Company for assistance with working capital. As at 31 December 2016, the total loan payable to the director amounted to $81,500. This loan is interest free with no fixed repayment terms.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2016

During the year ended 30 June 2016, the Company issued a promissory note in recognition of the receipt of the $10,000 loan and as an incentive for the loan, granted 2,000,000 share purchase warrants to the lending director, with an exercise price of $0.01 per share and expiry date of 31 December 2017 (Note 5). As at 31 December 2016, $10,000 remained payable to the director. This loan is interest free with no fixed repayment terms.

7.	Supplemental cash flow information

		For the Six	For the Six
		Months Ended	Months Ended
		31 December	31 December
		2016	2015
Non-Cash Investing and Financing Activities	Note	$	$
Incentive share purchase warrants for loan	5	-	26,200

8.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets consist of computer and other equipment and are all located in Indonesia.

9.	Subsequent Events

1.

On 4 January 2017, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the date of these financial statements share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

2.

On 28 February 2017, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the date of these financial statements share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing consulting services and reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

3.

On 14 May 2017, the board of directors adopted a new and revised "Code" of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website.

4.

On 14 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website.

5.

On 24 May 2017, the Company made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 30 June 2015. These reports included the Company's required annual oil and gas activities and reserves report for Fiscal 2015.

6.

On 26 May 2017, the Company made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for the Fiscal 2015 year ended 30 June 2015. The Form 20F Annual Report was filed concurrently as a voluntary "Annual Information Form" or "AIF" filing on SEDAR.

Continental Energy Corporation
NOTES TO THE INTERIM F INANCIAL STATEMENTS|
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2016

7.

On 5 June 2017, the Company caused its registrar and transfer agent to file on SEDAR a Notice of Meeting and Record Date for the Company's annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 years to be held on 4 August 2017 in the Company's registered and records office in Vancouver. The official "Record Date" for the purposes of determining those shareholders of record entitled to vote at the meeting is 30 June 2017.

8.

On 20 June 2017, the Company made a late filing of interim financial reports for the three Fiscal 2016 quarters ended 30 September 2015, 31 December 2015, and 31 March 2016. These three quarterly reports were each filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. The reports included unaudited and management prepared consolidated financial statements for each quarter plus management's discussion and analysis thereof.

9.

On 21 June 2017, the Company made a late filing of the required audited annual financial reports and other disclosure on for the Fiscal 2016 year ended 30 June 2016. These reports were each filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. The reports included audited financial statements plus management’s discussion and analysis thereof.

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CONTINENTAL ENERGY CORPORATION FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 31 December 2016

The End of the Second Quarter and Six (6) Months Period of Fiscal 2017

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 23 June 2017 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

This MD&A, and the Interim Financial Statements filed herewith, pertain to the quarter and three (3) months ended 31 December 2016, a period of time hereinafter referred to as "This Quarter".

This Quarter corresponds to the Company's "Second Quarter" and also marks the completion of the initial six (6) months period of the Company's fiscal year ("Fiscal 2017") which shall end on 30 June 2017.

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Corporate Activity

The Company explored new opportunities in its core business areas and searched for new sources of capital during This Quarter.

Small Scale Refinery Opportunity

In August and November 2016, Indonesia’s Energy Ministry issued new regulations opening up, for the first time, the crude oil refining and distribution business to private sector companies. The new regulations provide for substantial fiscal incentives and perpetual licenses to private companies to build, own, and operate "Small Scale Refineries or SSRs". SSRs are defined as having a maximum capacity of 20,000 barrels per day and are intended to be co-located with existing domestic crude oil production to both stimulate more oil production by reducing crude oil transport costs and provide refined fuel products to local domestic markets at reduced or eliminated import costs.

As an incentive to SSR operators, these crude and products transport costs savings may be passed through to the SSR operator in the form of a reduced feedstock price agreed by the Energy Ministry in the license, for locally produced crude oil delivered at the SSR plant gate.

Indonesia is taking a page from the global power generation industry, who has come to the realization that multiple small-scale, geographically distributed refining capacity is simply more cost efficient and provides more direct local and regional economic benefits than a few huge-scale refineries requiring multi-billion dollar investment.

This is a completely new business opening, with no large players or competitive actors already in the market or expected to appear. The opportunity lies with smaller companies who can put together the technical expertise, Indonesian operating knowledge, and financial packages needed.

The Company's 20+ years of Indonesian oil and gas operating experience and relationship building put it in a unique position to take advantage of these SSR opportunities. To this end the Company entered into, during late 2016, four Memorandums of Understanding with private Indonesian company partners to jointly pursue SSR licenses vertically integrated with, and co-located with, upstream crude oil feedstock from four production sharing contract areas operated by the partners.

Director Resignation

Effective upon 30 December 2016, Mr. John Tate resigned from the Company's board of directors to pursue his own business interests.

2. 1 Share Purchase Warrants Activity During This Quarter

  During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new issues of share purchase warrants were made.

  Expiry - On 23 October 2016, an amount of 300,000 unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2. 2 Incentive Stock Options Activity During This Quarter

  During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No unexercised incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2. 3 Common Share Conversion Rights Activity During This Quarter

  During This Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments- No amendments were made to the terms of any outstanding common share conversion rights.

2. 4 New Shares Issues During This Quarter

  During This Quarter, there were no new common shares issued.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
2,000,000	unexercised warrants were issued and outstanding.
0	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Joint Development Agreement Signed

On 4 January 2017, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the Report Date share three common directors. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

Consulting and Joint Development Agreement Signed

On 28 February 2017, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the Report Date share one common director. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in the Middle East and Africa by providing consulting services and reimbursable cash advances to the Company from time to time; and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

Director Appointment

Upon 31 March 2017, Mr. Karsani Aulia was appointed a director of the Company by action of the board of directors to fill the vacancy on the board. Mr. Aulia is a graduate of the Bandung Institute of Technology and received his Master’s degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982.

He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex’s onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council.

From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia.

Code of Business Conduct and Ethics

Upon 14 May 2017, the board of directors adopted a new and revised "Code" of Business Conduct and Ethics for the Company. A complete copy of the Code was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Code was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Audit Committee

Upon 14 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Audit Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Governance and Nominating Committee

Upon 14 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 16 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 17 May 2017 under cover of a Form-6K filing.

Charter of the Compensation Committee

Upon 17 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Compensation Committee. A complete copy of the Charter was filed by the Company on SEDAR on 23 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 23 May 2017 under cover of a Form-6K filing.

Charter of the Reserves Committee

Upon 17 May 2017, the board of directors adopted a new and revised "Charter" for the Company's Governance and Nominating Committee. A complete copy of the Charter was filed by the Company on SEDAR on 23 May 2017 and is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/. A complete copy of the Charter was also filed by the Company on EDGAR on 23 May 2017 under cover of a Form-6K filing.

Annual Financial Report Filed Late for Fiscal 2015

On 24 May 2017 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2015 year ended 30 June 2015. These reports were filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. These reports included audited, annual, consolidated financial statements for the Fiscal 2015 year plus management's discussion and analysis thereof.

Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2015

On 24 May 2017 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2015. These reports were filed electronically on SEDAR in compliance with NI 51-101.

Annual Report on Form 20F Filed Late for Fiscal 2015

On 26 May 2017 we made a late filing on EDGAR of the required audited annual financial reports and other disclosure on US SEC Form 20F Annual Report for our Fiscal 2015 year ended 6/30/15. The Form 20F Annual Report was filed concurrently as a voluntary "Annual Information Form" or "AIF" filing on SEDAR in compliance with NI 51-102 and NI 51-109. These reports included audited, annual, consolidated financial statements for Fiscal 2016 plus the disclosure required by Form 20F as an Annual Report.

AGM Notice and Record Date Set

On 5 June 2017, the Company caused its registrar and transfer agent, Computershare, to file on SEDAR a Notice of Meeting and Record Date for the Company's annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 years to be held on 4 August 2017 in the Company's registered and records office at 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. The official "Record Date" for the purposes of determining those shareholders of record entitled to vote at the meeting is 30 June 2017. The formal notice and agenda for the meeting will be published on the Record Date.

Interim Quarters Financial Reports Filed

On 19 June 2017 the Company made a late filing of interim financial reports for the Fiscal 2016 quarters ended 30 September 2015, 31 December 2015, and 31 March 2016. These three quarterly reports were each filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. The reports included unaudited and management prepared consolidated financial statements for each quarter plus management's discussion and analysis thereof.

Annual Financial Report Filed Late for Fiscal 2016

On 21 June 2017 we made a late filing of the required audited annual financial reports and other disclosure for our Fiscal 2016 year ended 30 June 2016. These reports were filed electronically on SEDAR in compliance with NI 51-102 and NI 51-109. These reports included audited, annual, consolidated financial statements for the Fiscal 2016 year plus management's discussion and analysis thereof.

Annual Oil & Gas Activity and Reserves Report Filed Late for Fiscal 2016

On 21 June 2017 we made a late filing of the Company's required annual oil and gas activities and reserves report for Fiscal 2016. These reports were filed electronically on SEDAR in compliance with NI 51-101.

Cease Trade Order

As at 23 June 2017, the Company had completed the audits, financial reports, and made all of the regulatory filings to remedy and cure a cease trade order issued on 4 November 2015 by the British Columbia Securities Commission ("BCSC"). The order was issued because the Company was at that time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the fiscal year ended 30 June 2015. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required delinquent financial reports and a revocation order is issued by the BCSC.

In addition to the audited statements for the year ended 30 June 2015, the Company must also prepare and file the same for the year ended 30 June 2016, plus the six interim quarterly financial reports for the three fiscal quarters ended 31 March 2016 and the three quarters ended 31 March 2017. The Company completed its annual audits and filed both its delinquent Fiscal 2015 report on 24 May 2017 and this Fiscal 2016 report on 21 June 2017. Three of the six delinquent interim reports for the three quarters ended 31 March 2016 were completed and filed on 20 June 2017.

The remaining interim reports for the three quarters ended 31 March 2017 were completed and filed herewith on 23 June 2017. These last reports complete the requirements to remedy and cure the deficiency which led to the cease trade order. The Company intends to immediately apply to the BCSC for a revocation order.

4. 1 Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No share purchase warrants were issued.

  Expiry - No unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4. 2 Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No outstanding incentive stock options expired,

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

4. 3 Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4. 4 New Shares Issues: Since This Quarter End and Up to the Report Date

  No new common shares were issued.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

123,015,381	common shares were issued and outstanding.
2,000,000	unexercised warrants were issued and outstanding.
0	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-2 of Fiscal 2017	Nil	(92,091)	(92,091)	(92,091)	(0.00)
Quarter-1 of Fiscal 2017	Nil	(91,458)	(91,458)	(91,458)	(0.00)
Quarter-4 of Fiscal 2016	Nil	(121,367)	(121,367)	(121,367)	(0.00)
Quarter-3 of Fiscal 2016	Nil	(110,496)	(110,496)	(110,496)	(0.00)
Quarter-2 of Fiscal 2016	Nil	(137,892)	(137,892)	(137,892)	(0.00)
Quarter-1 of Fiscal 2016	Nil	(103,534)	(103,534)	(103,534)	(0.00)
Quarter-4 of Fiscal 2015	Nil	(128,476)	(128,476)	(128,476)	(0.00)
Quarter-3 of Fiscal 2015	Nil	(173,476)	(173,476)	(173,476)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Periods

This Quarter and the six (6) months fiscal period ended 31 December 2016 (the “Current Period”); and the Last year's six (6) months fiscal period ended 31 December 2015 (the “Comparative Period”).

a)	Overall, the Company incurred a loss from operations during the Current Period of $183,549 compared to a loss of $241,426 for the Comparative Period, a decrease of $57,877.

b)	The Company incurred a loss per share of $0.00 in both the Current Period and Comparative Periods.

c)	Interest expense during the Current Period was $23,310 compared to $23,682 during the Comparative Period primarily due to the accretion of the Company’s convertible debt.

d)

The Company’s administrative costs were lower in the Current Period compared to the Comparative Period, primarily a result of lower office costs and professional fees. These administrative costs were lower in the Current Period by $31,021 (Comparative Periods 2016 - $160,994; 2015 - $192,015).

e)	Share-based payments expense were $nil during the Current Period compared to $26,200 during the Comparative Period.

f)	Cash used in operating activities during the Current Period was $18,153 compared to $44,004 used in the Comparative Period. The change is attributable to lower activity during the Current Period.

g)	Net cash raised from financing activities during the Current Period was $20,000 compared to $41,500 raised during the Comparative Period.

Current and Comparative Quarters

This Quarter, the three (3) months ended 31 December 2016 (the “Current Quarter”); and Last year's quarter and three (3) months ended 31 December 2015 (the “Comparative Quarter”).

h)	Overall, the Company incurred a loss from operations during the Current Quarter of $92,091 compared to a loss of $137,892 for the Comparative Quarter, a decrease of $45,801.

i)	The Company incurred a loss per share of $0.00 in the Current Quarter and the Comparative Quarter.

j)	Interest expense during the Current Quarter was $11,491 compared to $11,825 during the Comparative Quarter primarily due to the accretion of the Company’s convertible debt.

k)

The Company’s administrative costs were lower in the Current Quarter compared to the Comparative Quarter, primarily a result of lower office and investor relation costs, and professional fees. These administrative costs were lower in the Current Quarter by $16,822 (Comparative Quarters 2016 - $80,827; 2015 - $97,649).

l)	Share-based payments expense was $nil during the Current Quarter and $100,000 during the Comparative Quarter.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of This Quarter, the Company’s Interim Financial Statements reflected an increase in the working capital deficiency of $183,184 from 30 June 2016, the end of the previous fiscal year. The working capital deficiency of $1,282,380 as at 30 June 2016 was increased to $1,465,564 by the end of This Quarter.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter or period.

PART - 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10 . 1 Transactions With Related Parties And Related Party Balances

At the end of This Quarter, $747,083 (30 June 2016 - $616,976) was payable to the CEO and the CFO of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

10 . 2 Compensation Of Key Management Personnel

During the three (3) months quarter and the six (6) months fiscal period ended 31 December 2016, the Company paid or accrued salaries, fees or other compensation to the CEO and the CFO of the Company in the amount of $75,000 and $63,647, respectively (2015 - $75,000 and $60,000, respectively).

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 . 1 Off-Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11 . 2 Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements for the period.

11 . 3 Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 . 4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 . 5 Claims, Contingencies & Litigation

As at the Report Date, the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder. Except for the foregoing and any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2016.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities and the convertible debt. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

14 . 1 Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for This Quarter.

14 . 2 Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statements. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14 . 3 Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the This Quarter and up to the date of this filing are incorporated herein by this reference.

PART - 15 : FORWARD -LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

15 . 1 Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15 . 2 Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15 . 3 No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

Form 52 - 109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “Interim Filings”) of Continental Energy Corporation (the “Issuer”) for the quarter and six months interim period ended 31 December 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: June 23, 2017

<Signed>

__________________
Richard L. McAdoo
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and Annual Filings and other reports provided under securities legislation.

Form 52 - 109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “Interim Filings”) of Continental Energy Corporation (the “Issuer”) for the quarter and six months interim period ended 31 December 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: June 23, 2017

<Signed>

__________________
Robert V. Rudman
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and Annual Filings and other reports provided under securities legislation.